Exhibit 99.1

PRESS RELEASE

Curaleaf Announces Changes to Footprint in Maryland

Completes Acquisition of New, Larger Cultivation Site in Taneytown

Updates Further Strengthen Curaleaf’s Position as a Leading Cannabis Operator in the State

WAKEFIELD, Mass., May 4, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, announces the completion of the previously announced reorganization of its Maryland business. The reorganization optimizes Curaleaf’s cultivation, processing and dispensary footprint in Maryland, further strengthening the Company’s position as a leading cannabis operator in the state.

In connection with the reorganization, Curaleaf has completed the acquisition of Maryland Compassionate Care and Wellness, LLC ("MCCW"), which operates a 55,000 square foot co-located cultivation and processing facility in Taneytown, MD and a dispensary in Gaithersburg, MD under the Herbology brand. Curaleaf has also completed the sale to TerrAscend Corp. ("TerrAscend") of its interest in the HMS cultivation and processing facility in Frederick, MD for a total consideration of $27.5 million, comprised of $25.0 million in cash prior to net adjustments and a $2.5 million note. Additionally, Curaleaf sold to PharmaCann its 100% interest in the Elevate Takoma dispensary located in Takoma Park, MD and Grassroots’ principals’ 51% interest in a dispensary in Westminster, MD, for total proceeds to the Company of $3.9 million.

Joe Bayern, Chief Executive Officer of Curaleaf, stated, “We are excited to continue our expansion in the state of Maryland, offering our unparalleled patient care and education, as well as our premium cannabis products. With the #1 market share in Maryland based on licensed operations, Curaleaf is committed to serving the more than 125,300 certified cannabis patients across the state as we deliver on our mission to improve lives by providing clarity around cannabis and confidence around consumption.”

Curaleaf’s reorganization of its Maryland assets allows the company to upgrade its production capacity in the state and extend its customer reach while continuing to offer the same best-in-class patient care and access to Curaleaf's high-quality medical cannabis products, including Grassroots and Select, America's #1 cannabis oil brand.

To see Curaleaf's dispensary locations in Maryland, along with hours of operation and contact information, please visit https://curaleaf.com/locations#maryland.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 106 dispensaries, 23 cultivation sites, more than 30 processing sites, and employs over 4,800 team members. Curaleaf International is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP, Investor Relations and Capital Markets

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

FORWARD LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", " expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the retail expansion of Curaleaf in Maryland. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

SOURCE Curaleaf Holdings, Inc.